UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2026

Commission File Number: 001-41675

GOLDEN HEAVEN GROUP HOLDINGS LTD.

No. 8 Banhouhaichuan Rd

Xiqin Town, Yanping District

Nanping City, Fujian Province, China 353001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒        Form 40-F ☐

On October 27, 2026, Nanping Golden Carnival Culture Development Co., Ltd. (“Nanping Golden Carnival”), a wholly owned subsidiary of Golden Heaven Group Holdings Ltd. (the “Company”), entered into an amusement equipment rental agreement (the “Agreement”) with Fuzhou Yibang Amusement Park Co., Ltd. (“Fuzhou Yibang”), an independent third-party operator. Pursuant to the Agreement, Nanping Golden Carnival agreed to lease to Fuzhou Yibang certain amusement equipment relating to the Fengshui Lake, Shili Huaxi and Xiapu amusement projects.

The Agreement provides for a lease term from January 1, 2026 through October 31, 2036. Nanping Golden Carnival is required to deliver the equipment by November 1, 2026. The aggregate annual rent is RMB110.4 million, comprising RMB44.0 million for the equipment of Fengshui Lake amusement project, RMB40.0 million for the equipment of Shili Huaxi amusement project and RMB26.4 million for the equipment of Xiapu amusement project. Rent is payable monthly within the first ten working days of each month and will increase by 2% annually beginning in the second year of the lease term.

Fuzhou Yibang is responsible for providing the premises, utilities, infrastructure, permits and operating qualifications required for the installation and operation of the equipment. It is also responsible for transportation, installation, commissioning, dismantling, daily maintenance and operational safety, and must maintain public liability insurance for the operation of the equipment. Nanping Golden Carnival is responsible for statutory annual inspections and for replacing equipment that requires replacement as a result of ordinary wear or the expiration of its service life.

The foregoing summary of the Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Agreement, an English translation of which is attached as Exhibit 10.1 to this Form 6-K and incorporated by reference herein.

Incorporation by Reference

The contents of this Form 6-K are hereby incorporated by reference into (i) the Company’s registration statement on Form S-8 (File No. 333-279423) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 15, 2024, (ii) the Company’s registration statement on Form F-3 (File No. 333-279942) filed with the SEC on June 4, 2024 and declared effective by the SEC on June 27, 2024, (iii) the Company’s registration statement on Form S-8 (File No. 333-283714) filed with the SEC on December 10, 2024, (iv) the Company’s registration statement on Form F-3 (File No. 333-292462) filed with the SEC on December 29, 2025 and declared effective by the SEC on February 6, 2026, and (v) the Company’s registration statement on Form F-3 (File No. 333-295337) initially filed with the SEC on April 27, 2026 and declared effective by the SEC on May 22, 2026.

EXHIBIT INDEX

Exhibit No.	Description of Exhibit
10.1	English translation of Amusement Equipment Rental Agreement, dated October 27, 2026, by and between Nanping Golden Carnival Culture Development Co., Ltd. and Fuzhou Yibang Amusement Park Co., Ltd.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Golden Heaven Group Holding Ltd.

Date: October 29, 2026	By:	/s/ Jin Xu
	Name:	Jin Xu
	Title:	Chief Executive Officer, Chairman of the Board of Directors, and Director

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